Filed Pursuant to Rule 433

Registration No. 333-236478

Issuer Free Writing Prospectus dated June 16, 2020 relating to

Preliminary Prospectus Supplement dated June 16, 2020

(To Prospectus dated February 18, 2020)

$1,100,000,000

2.650% Senior Notes due 2027

Final Term Sheet

June 16, 2020

Issuer:	BorgWarner Inc.

Principal Amount:	$1,100,000,000

Type of Offering:	SEC registered (No. 333-236478)

Anticipated Ratings:*	Moody’s: Baa1 (Negative) / S&P: BBB (Negative) / Fitch: BBB+ (Negative)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

PNC Capital Markets LLC

Wells Fargo Securities, LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
U.S. Bancorp Investments, Inc.
Commerz Markets LLC
Santander Investment Securities Inc.
Siebert Williams Shank & Co., LLC

Trade Date:	June 16, 2020

Settlement Date:**	June 19, 2020 (T+3)

Stated Maturity Date:	July 1, 2027

Coupon (Interest Rate):	2.650% per annum

Interest Payment Dates:	Semi-annually on January 1 and July 1, commencing on January 1, 2021

Price to Public (Issue Price):	99.719%

Spread to Benchmark Treasury:	+212.5 bps

Benchmark Treasury:	UST 0.500% due May 31, 2027

Benchmark Treasury Price and Yield:	99-17; 0.569%

Yield to Maturity:	2.694%

Optional Redemption:

Prior to May 1, 2027 (two months prior to the maturity date of the Senior Notes) (the “Par Call Date”), the Issuer may redeem the Senior Notes at its option, in whole or in part, at any time at a redemption price equal to the greater of:

•  100% of the principal amount of the Senior Notes being redeemed; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed that would be due if the Senior Notes to be redeemed matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus, in each case, accrued and unpaid interest on the Senior Notes to the redemption date.

Par Call Redemption:	At any time on or after the Par Call Date, the Issuer may redeem the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed, plus accrued and unpaid interest on the Senior Notes to the redemption date.

Special Mandatory Redemption:	In the event the Delphi Transaction (as defined in the prospectus supplement relating to the Senior Notes) is not consummated on or prior to April 28, 2021 or the Transaction Agreement (as defined in the prospectus supplement relating to the Senior Notes) is terminated on or prior to April 28, 2021 (without replacement thereof), the Issuer will be required to redeem all of the outstanding Senior Notes at a redemption price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date (as defined in the prospectus supplement relating to the Senior Notes).

CUSIP/ ISIN:	099724 AL0 / US099724AL02

*Note: None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

**It is expected that delivery of the Senior Notes will be made against payment therefor on or about June 19, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to two business days before delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.